July 14, 2015

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rapid7, Inc. (the “Company”)

Registration Statement on Form S-1 (File No. 333-204874)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed public offering of up to 7,417,500 shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m. (EDT) on July 16, 2015, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated July 6, 2015, through the date hereof:

Preliminary Prospectus dated July 6, 2015:

2,082 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature Page Follows]

Very truly yours, MORGAN STANLEY & CO. LLC BARCLAYS CAPITAL INC. As Representatives of the several Underwriters By: Morgan Stanley & Co. LLC

By:	/s/ Rizvan Dhalla
Name: Rizvan Dhalla Title: Managing Director

By:	BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name: Victoria Hale Title: Vice President

[Signature Page to Underwriters’ Acceleration Request]